Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,					For the nine months ended September 30,
	2009	2010	2011	2012	2013	2014
	(dollars in thousands)
Pre-tax income from continuing operations	$88,174	$128,455	$48,379	$2,218	$(311,366)	$(117,327)
Fixed charges and preferred dividends	35,696	49,051	52,255	96,698	89,112	53,651
Amortization of capitalized interest	404	713	984	386	248	180
Interest capitalized	(4,576)	(4,247)	(1,432)	(531)	—	—
Preferred Dividends	—	—	—	—	—	—

Total adjusted earnings available for payment of fixed charges	$119,698	$173,972	$100,186	$98,771	$(222,006)	$(63,496)

Fixed charges
Interest expense	$28,143	$39,420	$53,503	$90,132	$83,765	$50,086
Interest capitalized	4,576	4,247	1,432	531	—	—
Amortization of debt-related expenses	2,504	4,882	5,113	5,374	4,743	3,200
Rental expense representative of interest factor	473	502	503	661	605	366
Preferred dividends	—	—	—	—	—	—

Total fixed charges	$35,696	$49,051	$60,551	$96,698	$89,112	$53,651

Ratio of earnings to fixed charges	—	3.5	1.7	1.0	—	—

(1)	Due to our net losses for the years ended December 31, 2013 and the nine months ended September 30, 2014, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $311.1 million and $117.1 million for the years ended December 31, 2013 and nine months ended September 30, 2014, respectively.